

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2014

Lance F. Tucker
Chief Financial Officer
Papa John's International, Inc.
2002 Papa Johns Boulevard
Louisville, KY 40299-2367

> **Re: Papa John's International, Inc.**
> **Form 10-K for the fiscal ended December 29, 2013**
> **Filed February 25, 2014**
> **File No. 000-21660**

Dear Mr. Tucker:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 29, 2013

Item 1A. Risk Factors, page 10
Our dependence on a sole supplier, page 12

1. We note that you "are dependent on sole suppliers for [y]our cheese and flour products, and internationally [you] are dependent on a sole supplier for substantially all [y]our cheese." We also note from page 12 that historically cheese has represented 35% to 40% of your food cost. Please identify any sole suppliers upon which you are dependent for material food ingredients or explain why you believe the identity of the supplier is not material to an understanding of the risk.

Note 2: Significant Accounting Policies, page 57

2. We note that you offer various incentive programs for domestic franchises including development incentives, marketing fund incentives, and support initiatives. Please tell us and disclose your accounting policy for each of these types of incentives pursuant to ASC 605-50, including the statement of income line item each type of incentive is included. Also, we note the table of other general expenses on page 33 in MD&A includes franchise and development incentives and initiatives provided to domestic franchisees for opening restaurants. Tell us the nature of items recognized in this category of other general expenses and your basis for accounting for them as such.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 if you have questions regarding the comment on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or J. Dana Brown at 202-551-3859 with any other questions. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief